FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 17, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated August 17, 2006

2.

Material Change Report dated August 17, 2006 (re: August 17/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: August 17, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Phase I Completed - Molejon Drilling Still Finding Gold

Vancouver, BC – August 17, 2006:  Michael Levy, President of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for seventeen more holes of its diamond drilling program at the Molejon gold deposit.

New core hole data for the 100%-owned Molejon gold project, west of Panama City, Panama, with material gold interceptions are identified in the table below:

Hole #	Interval M	Thickness M	grade g/tonne	Host rock
MO-06-64	66.0 - 68.0	2	1.56	FQPO
MO-06-65	None	-	-	No significant interceptions
MO-06-66	2.0 – 6.9	4.9	2.57	SAP, QZBX, FSPO
	12.8 – 31.4	18.6	2.76	BR, FSPO, QZBX
	35.4 – 43.4	8	0.89	BR
MO-06-CN-67				Infrastructure test hole*
MO-06-CN-68				Infrastructure test hole*
MO-06-CN-69				Infrastructure test hole*
MO-06-70	0 – 10.5	10.5	0.89	SAP, QZBX
	11.5 – 19.0	7.5	1.40	QZBX, BR
	27.6 – 34.7	7.1	1.46	QZBX, BR
MO-06-71	15.6 – 18.0	2.4	2.48	BR
	35.5 – 47.1	11.6	1.83	FSPO, QZBX, QV
	72.8 – 76.0	3.2	0.97	FQPO, BR
MO-06-CN-72				Infrastructure test hole*
MO-06-CN-73				Infrastructure test hole*
MO-06-74	40.0 – 46.0	6.0	1.46	FQPO
	56.0 – 62.0	6.0	1.33	FQPO
	74.0 – 80.0	6.0	1.03	FQPO
MO-06-CN-75				Infrastructure test hole*
MO-06-CN-76				Infrastructure test hole*
MO-06-77	6.2 – 7.7	1.5	1.13	SAP
	10.7 – 20.5	9.8	1.49	FSPO, QZBX
	44.8 – 54.5	9.6	1.11	FSPO, QZBX
MO-06-78	4.0 – 6.0	2.0	1.4	FQPO
	39.3 – 43.3	4.0	1.5	FQPO
	47.0 – 49.0	2.0	1.35	FQPO
	53.0 – 57.0	4.0	1.54	FQPO
	89.5 – 96.0	6.5	3.70	QZBX, FQPO
MO-06-79	0 – 2.0	2.0	2.4	SAP
	20.3 – 26.3	6.0	0.76	BR
MO-06-80	2.0 – 6.0	4.0	1.27	SAP

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

SC – Stockwork

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

Infrastructure Test Hole* = Condemnation

QV - Quartz Vein and Calcite Stockwork

BR – Breccia

holes for locating Plant or Tailings Pond

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

All drill holes that have a “CN” in the number indicate that the drill hole was used for infrastructure or condemnation drilling at the plant site or tailings area.  Condemnation drilling is conducted to ensure that ore zones do not underlie these proposed sites.  Results have shown that only minor mineralization was encountered in these test holes and therefore render the selection of the plant and tailings impoundment areas favourable.  Additional geotechnical drilling is now planned to characterize construction conditions.

Exploratory holes drilled outside of the main pit area continue to intersect gold mineralization although the grades are not as strong as in the proposed pit area that was drilled earlier in the program.

Several of the new core holes were drilled at the same location as prior drill holes but at different orientations to intersect zones which underlie inaccessible locations nearby.  This is generally done for logistical reasons in rugged terrains where access to other potential drill sites is not reasonably possible.  This approach was used for the drilling of core holes MO-06-64, MO-06-74 and MO-06-78.

Drill holes MO-06-70, M0-06-71 and MO-06-77 were drilled in an untested area to the east of the primary potential mine area. These three core holes encountered numerous low grade mineralized interceptions, expanding the potential resource area.

Another core hole MO-06-66 was drilled in the vicinity of prior drill holes MO-06-56 and MO-06-62 and intersected a shallow medium grade zone that was 20 metres in thickness.

Core holes MO-06-78 and MO-06-80 were drilled to further map low grade zones to the east of the proposed main pit area.  MO-06-79 encountered five zones of mineralization with the deepest at nearly 100 metres.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource status.  This calculation will be carried out under the auspices of SRK, who are now on site.

Some highlights of the Oct 26, 2005, news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see Petaquilla Press Release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core drilled over 5000 metres in its Phase I resource quantification effort at Molejon of which over 70 test holes will be used to update the prior SRK resource estimate.  It is anticipated that most of these data will be acceptable for NI 43-101 reporting.  A Phase II drilling program has commenced with nearly 2000 metres of new drilling being competed for purposes of targeting trench anomalies outside of the proposed pit area, detailed pit infill drilling for mine planning and additional condemnation drilling for the location of facilities and infrastructure.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

August 17, 2006

Item 3.

News Release

The Company’s news release dated August 17, 2006, was disseminated by CCN Matthews on August 17, 2006.

Item 4.

Summary of Material Change

The Company announced that analytical results are now available from ALS Chemex for seventeen more holes of its diamond drilling program at the Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 17, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Phase I Completed - Molejon Drilling Still Finding Gold

Vancouver, BC – August 17, 2006:  Michael Levy, President of Petaquilla Minerals Ltd., is pleased to announce that analytical results are now available from ALS Chemex for seventeen more holes of its diamond drilling program at the Molejon gold deposit.

New core hole data for the 100%-owned Molejon gold project, west of Panama City, Panama, with material gold interceptions are identified in the table below:

Hole #	Interval M	Thickness M	grade g/tonne	Host rock
MO-06-64	66.0 - 68.0	2	1.56	FQPO
MO-06-65	None	-	-	No significant interceptions
MO-06-66	2.0 – 6.9	4.9	2.57	SAP, QZBX, FSPO
	12.8 – 31.4	18.6	2.76	BR, FSPO, QZBX
	35.4 – 43.4	8	0.89	BR
MO-06-CN-67				Infrastructure test hole*
MO-06-CN-68				Infrastructure test hole*
MO-06-CN-69				Infrastructure test hole*
MO-06-70	0 – 10.5	10.5	0.89	SAP, QZBX
	11.5 – 19.0	7.5	1.40	QZBX, BR
	27.6 – 34.7	7.1	1.46	QZBX, BR
MO-06-71	15.6 – 18.0	2.4	2.48	BR
	35.5 – 47.1	11.6	1.83	FSPO, QZBX, QV
	72.8 – 76.0	3.2	0.97	FQPO, BR
MO-06-CN-72				Infrastructure test hole*
MO-06-CN-73				Infrastructure test hole*
MO-06-74	40.0 – 46.0	6.0	1.46	FQPO
	56.0 – 62.0	6.0	1.33	FQPO
	74.0 – 80.0	6.0	1.03	FQPO
MO-06-CN-75				Infrastructure test hole*
MO-06-CN-76				Infrastructure test hole*
MO-06-77	6.2 – 7.7	1.5	1.13	SAP
	10.7 – 20.5	9.8	1.49	FSPO, QZBX
	44.8 – 54.5	9.6	1.11	FSPO, QZBX
MO-06-78	4.0 – 6.0	2.0	1.4	FQPO
	39.3 – 43.3	4.0	1.5	FQPO
	47.0 – 49.0	2.0	1.35	FQPO
	53.0 – 57.0	4.0	1.54	FQPO
	89.5 – 96.0	6.5	3.70	QZBX, FQPO
MO-06-79	0 – 2.0	2.0	2.4	SAP
	20.3 – 26.3	6.0	0.76	BR
MO-06-80	2.0 – 6.0	4.0	1.27	SAP

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

SC – Stockwork

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

Infrastructure Test Hole* = Condemnation

QV - Quartz Vein and Calcite Stockwork

BR – Breccia

holes for locating Plant or Tailings Pond

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.

All drill holes that have a “CN” in the number indicate that the drill hole was used for infrastructure or condemnation drilling at the plant site or tailings area.  Condemnation drilling is conducted to ensure that ore zones do not underlie these proposed sites.  Results have shown that only minor mineralization was encountered in these test holes and therefore render the selection of the plant and tailings impoundment areas favourable.  Additional geotechnical drilling is now planned to characterize construction conditions.

Exploratory holes drilled outside of the main pit area continue to intersect gold mineralization although the grades are not as strong as in the proposed pit area that was drilled earlier in the program.

Several of the new core holes were drilled at the same location as prior drill holes but at different orientations to intersect zones which underlie inaccessible locations nearby.  This is generally done for logistical reasons in rugged terrains where access to other potential drill sites is not reasonably possible.  This approach was used for the drilling of core holes MO-06-64, MO-06-74 and MO-06-78.

Drill holes MO-06-70, M0-06-71 and MO-06-77 were drilled in an untested area to the east of the primary potential mine area. These three core holes encountered numerous low grade mineralized interceptions, expanding the potential resource area.

Another core hole MO-06-66 was drilled in the vicinity of prior drill holes MO-06-56 and MO-06-62 and intersected a shallow medium grade zone that was 20 metres in thickness.

Core holes MO-06-78 and MO-06-80 were drilled to further map low grade zones to the east of the proposed main pit area.  MO-06-79 encountered five zones of mineralization with the deepest at nearly 100 metres.

The current results adjoin with the data received from the SRK study published in a company news release of October 26, 2005, and are one more step in the process to bring the Molejon deposit to a 43-101 measured resource status.  This calculation will be carried out under the auspices of SRK, who are now on site.

Some highlights of the Oct 26, 2005, news release are as follows:

“The 2005 (SRK) Report estimates the inferred mineral resource of the Molejon Deposit to be 11.2 million tonnes grading 2.48 g/t for total contained gold of 893,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

This 2005 Report represents an increase of 35% over a 1995 pre 43-101 resource estimate of 7.8 million tonnes grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

SRK was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in September 2005 (see Petaquilla Press Release dated September 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl (“GHW”), an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.”

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

Petaquilla Minerals Ltd. has core drilled over 5000 metres in its Phase I resource quantification effort at Molejon of which over 70 test holes will be used to update the prior SRK resource estimate.  It is anticipated that most of these data will be acceptable for NI 43-101 reporting.  A Phase II drilling program has commenced with nearly 2000 metres of new drilling being competed for purposes of targeting trench anomalies outside of the proposed pit area, detailed pit infill drilling for mine planning and additional condemnation drilling for the location of facilities and infrastructure.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN